EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-3 of Hudson Valley Holding Corp. of our report dated March 15, 2007, March 14, 2008 as to the effects of the restatements discussed in Notes 1 and 18, (which expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standard No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans” as of December 31, 2006 and the restatements discussed in Note 1 as to Earnings per Common Share and Note 18), relating to the consolidated financial statements appearing in the Annual Report on Form 10-K of Hudson Valley Holding Corp., for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
New York, NY
September 11, 2009